Endeavour Silver Produces 1,769,741 oz Silver and 13,047 oz Gold (2.7 Million oz Silver Equivalent) in the Second Quarter, 2015

VANCOUVER, BC -- (Marketwired - July 09, 2015) - Endeavour Silver Corp. (TSX: EDR)(NYSE: EXK) posted steady silver production results in the Second Quarter, 2015 from the Company's three operating silver mines in Mexico: the Guanacevi mine in Durango State and the Bolanitos and El Cubo mines in Guanajuato State.

Silver production in the Second Quarter, 2015 was on plan for the year at 1,769,741 ounces (oz) and gold production was 13,047 oz, slightly below plan. Silver equivalent production was also on plan at 2.7 million oz using a 70:1 silver gold ratio.

Production Highlights for Second Quarter, 2015 (Compared to Second Quarter, 2014)

--  Silver production increased 6% to 1,769,741 oz
--  Gold production decreased 14% to 13,047 oz
--  Silver equivalent production decreased 2% to 2.7 million oz (at a 70:1 silver: gold ratio)
--  Silver oz sold up 8% to 1,912,595 oz
--  Gold oz sold down 6% to 13,797 oz
--  Bullion inventory at quarter-end included 187,954 oz silver and 399 oz gold
--  Concentrate inventory at quarter-end included 43,441 oz silver and 567 oz gold

Endeavour CEO Bradford Cooke commented, "Our main theme in operations during the second quarter was the El Cubo mine expansion to 2,200 tonnes per day (tpd) in order to continue driving cash and all-in sustaining costs down. I am pleased to say that El Cubo achieved its 2,200 tpd target as planned at the end of Q2, 2015 (see table below).

"I would like to congratulate our El Cubo operations management and workforce for not only delivering a 100% mine expansion in three quarters but also a 50% mine expansion in three months! While such a sharp increase in production will require some time to stabilize, we are confident this mine expansion is sustainable assuming reserves continue to grow."

Month                         Mine Output (t)        Daily Production rate
----------------------------------------------------------------------------
April                              47,951                    1,598
May                                53,095                    1,713
June                               55,517                    1,851
July (7 days)                      15,654                    2,236
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At Guanacevi, operating performance continued to exceed management's expectations thanks to higher than planned ore grades for the year. In particular, an underground development heading at the Santa Cruz mine has extended mineralization into a new, very high grade area to the southeast and well outside of the current resource. Drilling continues to generate positive results in the Porvenir Central area.

At Bolanitos, lower quarterly production was planned in the context of the scheduled production ramp-down to 1,000 tpd, only slightly impacted by the previously announced ball mill motor repair in June. Development of and production from the new LL-Asunción vein continues to expand as it slowly replaces ore from the Lucero group of veins.

At El Cubo, higher quarterly production was planned in the context of the scheduled production ramp-up to 2,200 tpd. The downtime at the Bolanitos plant slightly impacted operating performance, but should have no impact for the year. El Cubo processed 9,106 tonnes through the Bolanitos plant in June for total plant throughput of 59,667 tonnes in June. Management is currently assessing the possibility of a small plant expansion at El Cubo to take the plant capacity up to 2,000 tpd with a minor capital investment.

Production Tables for Second Quarter, 2015

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Production           Tonnes         Tonnes         Grade          Grade
by mine             Produced       per day       Ag gpt(1)      Au gpt(1)
----------------------------------------------------------------------------
Guanacevi           108,817         1,196           325            0.64
Bolanitos           106,148         1,166           131            1.72
El Cubo             156,780         1,723           112            1.51
----------------------------------------------------------------------------
Consolidated        371,745         4,085           180            1.32
----------------------------------------------------------------------------
(1) gpt = grams per tonnes

Production Tables for Second Quarter, 2015

----------------------------------------------------------------------------
Production          Recovery       Recovery        Silver          Gold
by mine               Ag %           Au %            Oz             Oz
----------------------------------------------------------------------------
Guanacevi            84.3%          86.9%         958,581         1,946
Bolanitos            84.2%          84.9%         376,305         4,982
El Cubo              77.0%          80.4%         434,855         6,119
----------------------------------------------------------------------------
Consolidated         82.4%          83.0%        1,769,741        13,047
----------------------------------------------------------------------------
(1) gpt = grams per tonnes

Production Tables for First Half, 2015

----------------------------------------------------------------------------
Production           Tonnes         Tonnes         Grade          Grade
by mine             Produced       per day       Ag gpt(1)      Au gpt(1)
----------------------------------------------------------------------------
Guanacevi           214,923         1,187           312            0.64
Bolanitos           242,224         1,338           136            2.05
El Cubo             295,390         1,632           113            1.48
----------------------------------------------------------------------------
Consolidated        752,537         4,158           177            1.42
----------------------------------------------------------------------------
(1) gpt = grams per tonnes

Production Tables for First Half, 2015

----------------------------------------------------------------------------
Production          Recovery       Recovery        Silver          Gold
by mine               Ag %           Au %            Oz             Oz
----------------------------------------------------------------------------
Guanacevi            84.0%          86.4%        1,811,687        3,823
Bolanitos            84.7%          84.0%         897,422         13,403
El Cubo              82.1%          82.7%         880,682         11,629
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Consolidated         83.7%          83.8%        3,589,791        28,855
----------------------------------------------------------------------------
(1) gpt = grams per tonnes

                                   Q2 2015
  Three Months Ended June 30     Highlights      Six Months Ended June 30

   2015      2014    % Change                    2015      2014    % Change
----------------------------------------------------------------------------
                                 Throughput
  371,745   339,276     10%       (tonnes)      752,537   685,801     10%
                                Silver ounces
 1,769,741 1,669,609    6%        produced     3,589,791 3,568,608    1%
                                 Gold ounces
  13,047    15,131     (14%)      produced      28,855    33,650     (14%)
                               Payable silver
 1,727,531 1,620,189    7%     ounces produced 3,497,455 3,464,354    1%
                                Payable gold
  12,749    14,607     (13%)   ounces produced  28,178    32,403     (13%)
                                   Silver
                                 equivalent
                                   ounces
 2,683,031 2,728,779   (2%)      produced(2)   5,609,641 5,924,108   (5%)
                                Silver ounces
 1,912,595 1,774,302    8%          sold       3,774,570 3,311,967    14%
  13,797    14,612     (6%)   Gold ounces sold  29,596    31,057     (5%)
----------------------------------------------------------------------------
(2) Silver equivalent ounces calculated using 70:1 ratio

Release of Second Quarter, 2015 Financial Results and Conference Call

The Second Quarter, 2015 financial results will be released before market on Thursday, August 6, 2015 and a telephone conference call will be held at 10:00am PDT (1:00pm EDT) on Thursday, August 6, 2015. To participate in the conference call, dial the following:

Toll-free in Canada and the US: 1-800-319-4610

Local Vancouver: 604-638-5340

Outside of Canada and the US: 1-604-638-5340

(no pass-code is necessary)

About Endeavour Silver -- Endeavour Silver is a mid-tier silver mining company focused on growing production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted ten consecutive years of accretive growth of its silver mining operations. Endeavour's three silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become a premier senior silver producer.

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour' s anticipated performance in 2015 and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

For more information, please contact:
Meghan Brown
Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com